News Release 20-25

August 6, 2020

SSR MINING REPORTS SECOND QUARTER 2020 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the second quarter ended June 30, 2020.

Paul Benson, President and CEO said, "Each of our sites have responded admirably to this challenging environment, implementing new protocols to keep our employees safe when they come to work. Corporately, we reported positive income from mine operations totaling $34 million during the quarter and our cash balance was further strengthened, sitting at $462 million as of June 30. We have been pleased with the safe ramp-ups at both Seabee and Puna, with both operations implementing phased restarts during the quarter. Importantly, we continued to advance our zero-premium merger with Alacer Gold and anticipate closing the transaction in the near-term.”

Second Quarter 2020 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪Financial performance: With Seabee Gold Operation and Puna Operations on COVID-19 related temporary care and maintenance for the quarter, reported positive income from mine operations totaling $34.2 million, a net loss of $6.3 million, or loss per share of $0.05, and adjusted attributable net loss of $2.1 million, or loss per share of $0.02.(1)

▪Announced a zero-premium merger with Alacer Gold: Completion of the transaction with Alacer Gold will create a leading intermediate precious metals producer with robust margins, strong free cash flow generation, and long mine lives led by a highly experienced management team with a track record of value creation.

▪Maintained strong balance sheet and liquidity: Cash balance at quarter end increased to $461.7 million.

▪Strong operational result at the Marigold mine: Produced 49,918 ounces of gold at cash costs of $864 per payable ounce of gold sold.(1) Total material mined was over 22 million tonnes, a quarterly record in Marigold's 31 year history.

▪Continued exploration success: Drilling at Trenton Canyon yielded high-grade gold results from newly discovered sulphide mineralization in a geologic setting analogous to other high-grade underground gold mines in Nevada.

▪Safe restart of operation at Seabee Gold Operation and Puna Operations: At Seabee, a phased restart was implemented beginning with underground mine development in early June. At Puna Operations, transport of ore from Chinchillas to the plant began May 22, followed by concentrate production beginning June 12, and mining of ore at the Chinchillas mine on June 25.

▪Divested SilverCrest equity position: On May 14, 2020, sold entire SilverCrest Metals Inc. investment for a pre-tax gain of approximately C$55.3 million.
(1)We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold, adjusted attributable net income (loss) and adjusted attributable net income (loss) per share to manage and evaluate our operating performance. See “Cautionary Note Regarding Non-GAAP Measures”.

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Marigold mine, U.S.

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total material mined (kt)	22,054	20,259	18,457	19,033	19,254
Waste removed (kt)	16,947	15,255	11,736	12,676	12,185
Total ore stacked (kt)	5,107	5,004	6,721	6,357	7,070
Gold stacked grade (g/t)	0.30	0.30	0.36	0.51	0.38
Gold recovery (%)	76.0	76.0	76.0	77.0	75.0
Strip ratio	3.3	3.0	1.7	2.0	1.7

Mining cost ($/t mined)	$1.46	$1.64	$1.83	$1.73	$1.65
Processing cost ($/t processed)	$1.18	$1.21	$1.03	$1.17	$1.01
General and administrative costs ($/t processed)	$0.78	$0.70	$0.54	$0.54	$0.47

Gold produced (oz)	49,918	58,448	59,186	52,968	54,922
Gold sold (oz)	46,387	58,028	61,088	50,650	59,702

Realized gold price ($/oz) (1)	$1,722	$1,588	$1,478	$1,481	$1,309

Cash costs ($/oz) (1)	$864	$824	$778	$822	$835
AISC ($/oz) (1)	$1,373	$1,277	$1,117	$1,104	$986

Financial data ($000s)
Revenue	$79,786	$92,081	$90,198	$74,820	$78,039
Income from mine operations	$30,261	$32,457	$30,263	$22,064	$13,939
Capital expenditures (2)	$13,348	$13,900	$17,768	$10,496	$6,924
Capitalized stripping	$8,733	$10,927	$2,116	$2,031	$871
Exploration expenditures (3)	$1,135	$1,102	$1,190	$1,990	$2,452

(1)We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Cautionary Note Regarding Non-GAAP Measures.”
(2)Excludes capitalized exploration expenditures.
(3)Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2020, 22.1 million tonnes of material were mined, a 9% increase compared to the first quarter of 2020, reflecting the impact of shorter haul distances associated with increased waste movement and enhanced shovel and truck availability.

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During the second quarter of 2020, we delivered approximately 5.1 million tonnes of ore to the heap leach pads at a gold grade of 0.30 g/t. This compares to 5.0 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.30 g/t in the first quarter of 2020. The gold grade delivered to the leach pad was comparable to the prior quarter; however, the strip ratio increased by 10% to 3.3:1 in the second quarter of 2020 compared to the prior quarter. The consistency in gold grade from the previous quarter reflects the continued mining in similar areas as the prior quarter. The increase in strip ratio is due to further stripping of upper portions of the Mackay pit. During the second quarter, we continued construction on our new leach pad. Construction is progressing to plan and is on track to be completed late this year.

During the second quarter of 2020, the Marigold mine produced 49,918 ounces of gold, a decrease of 15% compared to the prior quarter due to lower ounces stacked through the first two quarters of 2020. The first quarter of 2020 benefited from a greater number of tonnes stacked at a higher grade during the fourth quarter of 2019.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the second quarter of 2020, cash costs per payable ounce of gold sold were $864, a 5% increase compared to the prior quarter due to an increase in per unit royalty costs due to higher realized gold prices and lower costs capitalized to deferred stripping. Total unit mining costs of $1.46 per tonne in the second quarter of 2020 were 11% lower than the previous quarter primarily due to a 9% increase in tonnes mined, lower diesel costs and lower maintenance costs due to component change-out timing. Processing unit costs were 2% lower than the previous quarter due to a 2% increase in ore tonnes stacked at similar total processing costs. General and administrative costs unit costs were 11% higher in the second quarter of 2020 compared to the first quarter of 2020 due to a 13% increase in costs as a result of employee transportation and other costs relating to COVID-19 safety protocols.

In the second quarter of 2020, AISC per payable ounce of gold sold was $1,373, an 8% increase compared to the prior quarter due to higher cash costs and an increase in capital expenditures per payable gold ounce sold. Capital expenditures during the second quarter included the planned purchase of a new haul truck, construction of a new leach pad and capitalized maintenance components.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the second quarter of 2020, we sold 46,387 ounces of gold, a 20% decrease compared to sales of 58,028 ounces of gold sold in the first quarter of 2020 due to lower production and a marginal build-up in finished goods inventories. We realized an average gold price of $1,722 per ounce during the second quarter of 2020, an increase of 8% compared to an average realized gold price of $1,588 per ounce during the first quarter of 2020.

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Exploration

Our exploration plan for 2020 is focused on the discovery of additional Mineral Resources south of the currently producing Mackay Pit, including targets at Trenton Canyon, Valmy, East Basalt and Crossfire. During the second quarter of 2020, exploration drilling on extensions to oxide mineralization have demonstrated positive results at Trenton Canyon, Valmy and Crossfire.

During the second quarter of 2020, exploration drilling amounted to 19,400 meters in 61 holes, with the majority of the drilling completed at Trenton Canyon and Valmy. We have drilled over 39,870 meters in 118 drill holes during the six months ended June 30, 2020.

At Trenton Canyon, we continue to systematically explore extensions to existing near-surface oxide deposits similar to those mined at Marigold and higher-grade sulphide deposits associated with deep fault structures and favourable Comus Formation sedimentary rocks similar to those hosting the gold deposits at the Turquoise Ridge mine. Our exploration plan for 2020 now includes 6,300 meters of core drilling supported by seismic and gravity geophysical surveys for high-grade, sulphide gold mineralization, and 75,000 meters of reverse circulation drilling for oxide gold mineralization.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total ore milled (t)	—	89,282	87,394	77,465	88,424
Ore milled per day (t/day)	—	981	950	842	971
Gold mill feed grade (g/t)	—	10.34	7.89	12.39	9.83
Gold recovery (%)	—	98.1	97.9	98.8	98.4

Mining costs ($/t mined)	$—	$68	$59	$61	$53
Processing costs ($/t processed)	$—	$31	$29	$28	$35
General and administrative costs ($/t processed)	$—	$65	$59	$59	$50

Gold produced (oz)	—	29,521	22,069	32,345	26,539
Gold sold (oz)	—	27,714	24,362	28,278	24,276

Realized gold price ($/oz) (1)	$—	$1,615	$1,484	$1,480	$1,329

Cash costs ($/oz) (1)	$—	$544	$505	$373	$526
AISC ($/oz) (1)	$—	$982	$751	$715	$828

Financial data ($000s)
Revenue	$—	$44,697	$36,142	$41,331	$32,237
Income from mine operations	$—	$19,731	$13,735	$22,134	$11,762
Capital expenditures (2)	$1,476	$9,027	$2,772	$5,406	$3,358
Capitalized development	$1,538	$3,067	$3,312	$3,352	$3,345
Exploration expenditures (3)	$475	$2,437	$1,210	$2,131	$2,257

(1)We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Cautionary Note Regarding Non-GAAP Measures.”
(2)Excludes capitalized exploration expenditures.
(3)Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operations did not mill any ore or produce any gold during the second quarter of 2020 as operations remained temporarily suspended due to the COVID-19 pandemic.

In response to the COVID-19 pandemic, our Seabee Gold Operation was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure to protect our employees, their families and our communities. Through this period, employees maintained the mine in a state of operational readiness.

In June 2020, we commenced a phased restart of production. The first phase focused on underground ventilation raise and capital development within the mine while we assessed COVID-19-related protocols. Limited ore extraction was initiated at the end of June. In early July, we commenced the second phase, which involved increasing underground development

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rates and mine production while continuing to monitor COVID-19 related protocols. In August, we expect to commence the third and final phase, which involves a restart of milling operations and ramp up to full mine production with a complete workforce, while continuing to maintain effective COVID-19-related protocols.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs and AISC per payable ounce of gold sold were nil during the second quarter of 2020, as no production occurred. Expenditures incurred during the quarter were classified as care and maintenance expenses.

During the second quarter, we incurred $3 million in capital expenditures, mainly related to mine development, the purchase of mining equipment and the tailings management project.

Mine sales

There were no gold sales during the second quarter of 2020 as a direct result of the temporary suspension of operations.

Exploration

Exploration plans, including geology drilling, at the Seabee Gold Operation for 2020 initially focused on Mineral Reserves definition and Mineral Resources addition at Gap Hanging Wall ("Gap HW") and increasing Mineral Reserves and Mineral Resources at Santoy 8A.

Due to the temporary suspension of operations prompted by the COVID-19 pandemic, we were unable to complete any exploration work at the site in the second quarter. For the remainder of 2020, we have reduced our underground drilling to 38,000 meters and surface drilling to 7,500 meters.

In the second quarter, development began on the access drift to the Gap HW of the Santoy mine. We expect to intersect the existing Gap HW Mineral Resources in the third quarter of 2020 and then develop the structure as we target establishing a new Mineral Reserve at Gap HW when estimated at year-end 2020.

Exploration at Seabee recommenced in July 2020. The focus for the remainder of 2020 is expected to be on infill drilling and extension to Gap HW. Additionally, a 3,000 meter surface drill program focused at the Fisher property is expected to begin in the third quarter of 2020.

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Puna Operations, Argentina
(amounts presented on 100% basis)

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total material mined (kt)	91	1,953	3,244	3,116	3,304
Waste removed (kt)	43	1,674	2,725	2,531	3,114
Strip ratio	0.9	6.0	5.3	4.3	16.4
Ore milled (kt)	78	340	400	336	313

Silver mill feed grade (g/t)	159	170	174	165	160
Lead mill feed grade (%)	0.78	0.81	0.99	0.81	0.71
Zinc mill feed grade (%)	0.54	0.44	0.63	0.60	0.46
Silver recovery (%)	91.6	95.3	95.1	93.5	92.4
Lead recovery (%)	87.0	91.4	91.9	88.1	79.4
Zinc recovery (%)	38.5	55.0	54.3	49.3	48.1

Mining costs ($/t mined)	$11.10	$3.62	$2.62	$2.76	$2.33
Processing costs ($/t milled)	$46.07	$29.98	$29.53	$36.34	$32.57
General and administrative costs ($/t milled)	$7.55	$8.36	$9.11	$9.24	$8.27

Silver produced ('000 oz)	366	1,770	2,132	1,664	1,486
Silver sold ('000 oz)	624	1,834	2,584	1,505	2,679

Lead produced ('000 lb) (1)	1,176	5,536	7,985	5,304	3,879
Lead sold ('000 lb) (1)	1,683	6,407	9,371	4,119	7,652

Zinc produced ('000 lb) (2)	359	1,821	3,007	2,206	1,539
Zinc sold ('000 lb) (2)	418	2,166	3,067	2,030	5,757

Realized silver price ($/oz) (3)	$15.45	$17.47	$17.32	$17.31	$14.92
Realized lead price ($/lb) (3)	$0.71	$0.85	$0.92	$0.94	$0.85
Realized zinc price ($/lb) (3)	$0.86	$0.88	$1.11	$1.03	$1.28

Cash costs ($/oz) (3,5)	$13.51	$13.49	$8.90	$14.22	$9.80
AISC ($/oz) (3,5)	$17.68	$16.40	$11.18	$17.36	$13.08

Financial Data ($000s)
Revenue	$12,699	$27,685	$51,263	$31,697	$44,873
Income (loss) from mine operations	$3,916	$(7,405)	$14,915	$7,708	$4,126
Capital expenditures (4)	$1,773	$2,088	$2,134	$1,782	$1,157
Capitalized stripping	$—	$2,192	$2,565	$1,385	$6,273
Exploration expenditures	$5	$150	$492	$229	$65

(1)Data for lead production and sales relate only to lead in lead concentrate.
(2)Data for zinc production and sales relate only to zinc in zinc concentrate.

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(3)We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Cautionary Note Regarding Non-GAAP Measures.”
(4)Does not include capitalized exploration or development of the Chinchillas project.
(5)Puna Operations cash costs and AISC per payable silver ounce sold include a write-down of metal inventories to net realizable value of $0.1 million in the second quarter of 2020, $8.5 million in the first quarter of 2020, $1.2 million in the fourth quarter of 2019, $1.5 million in the third quarter of 2019 and $0.5 million in the second quarter of 2019.

Mine production

On March 20, 2020, we temporarily suspended operations at Puna Operations as a result of government-mandated restrictions due to the COVID-19 pandemic. The Government of Argentina has since reinstated mining as an essential business activity.

During the second quarter, we implemented a phased restart while complying with government regulations and guidelines. In mid-May, we re-activated the transport of stockpiled ore from the Chinchillas mine to the Pirquitas plant, followed by the restart of ore processing in mid-June and mining activities in late-June.

Total material mined during the second quarter of 2020 was 0.1 million tonnes, while material milled was 0.1 million tonnes. Ore stockpiles exist at both the Chinchillas and Pirquitas sites.

Processed ore contained an average silver grade of 159 g/t, a 6% decrease compared to the first quarter of 2020. The average silver recovery in the second quarter of 2020 was 91.6%. Puna Operations produced 0.4 million ounces of silver, 1.2 million pounds of lead and 0.4 million pounds of zinc. Silver production decreased 79% compared to the first quarter of 2020 due to the temporary suspension of operations for most of the second quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the second quarter of 2020, cash costs per payable ounce of silver sold were $13.51, consistent with the first quarter of 2020. Cash costs for the period were negatively impacted by lower by-product credits as a result of final price adjustments on sales settled during the quarter. Unit costs are not meaningful in the second quarter due to the short operating period of the mine and mill with associated restart costs. Expenditures incurred during the quarter that were not related to operating activities were classified as care and maintenance expenses. AISC per payable ounce of silver sold was $17.68, an 8% increase compared to the first quarter of 2020.

Mine sales

In the second quarter of 2020, silver sales totaled 0.6 million ounces, a 66% decrease compared to the first quarter of 2020. Lead and zinc sales totaled 1.7 million pounds and 0.4 million pounds, respectively, representing decreases of 74% and 81%, respectively, compared to the prior quarter. The decrease in concentrate sales is due to lower production in the second quarter of 2020 as a result of the temporary suspension of operations for most of the quarter.

Exploration

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During the second quarter of 2020, we received the assay results related to the exploration drill program on the Granada target at the Pirquitas property and are analyzing these results. No further work is planned for the Granada target at this time.

Outlook

Please see "Cautionary Note Regarding Forward-Looking Statements."

As previously announced on March 25, 2020, we withdrew our 2020 operating guidance due to operating interruptions at certain of our mines and projects caused by the Coronavirus Disease 2019 ("COVID-19") pandemic. As discussed in "Results of Operations" in Section 4, the Seabee Gold Operation and Puna Operations were placed into care and maintenance at the end of the first quarter of 2020 while Marigold's operations continued uninterrupted.

Through the second quarter, we implemented protocols at all of our mine sites to control risks related to COVID-19 and both the Seabee Gold Operation and Puna Operations entered into phased restart processes toward the end of the second quarter. At the Seabee Gold Operation, limited underground development and ore mining operations commenced in June. Ore extraction and development rates ramped up through July and milling operations at the Seabee Gold Operation are scheduled to commence on August 7. Milling operations will commence with an ore stockpile of more than 25,000 tonnes, providing mill operating flexibility relative to mine extraction. The restart sequencing and ongoing prioritization of activities at our Seabee Gold Operation will maintain flight and camp operations within determined health and safety protocols.

Puna Operations returned to production in the second quarter with mining, hauling and milling all operating. Travel protocols and restrictions within Argentina and the province of Juyjuy remain in place, causing sporadic impacts to operations. Puna Operations is operating with a planned lower workforce and contract labour to reduce transport levels and camp occupancy, with certain capital projects being re-sequenced.

Currently, the Marigold mine, Seabee Gold Operation and Puna Operations are operating at expected levels in the context of the COVID-19 pandemic. The mines continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of our employees and stakeholders, however all sites remain exposed to potential COVID-19 impacts. We expect to re-issue our operating and capital guidance concurrent with closing of our announced merger with Alacer Gold Corp. ("Alacer").

See the "Risks and Uncertainties" and "Cautionary Notes" sections of our latest MD&A for further information on the impact that the COVID-19 pandemic has had on our business and the actions we are taking in response.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	$92,485	$155,149	$256,948	$281,399
Income from mine operations	$34,177	$29,827	$78,960	$60,064
Gross margin (2)	37%	19%	31%	21%
Operating (loss) income	$(5,111)	$19,591	$29,655	$39,219
Net (loss) income	$(6,276)	$12,414	$17,700	$18,146
Net (loss) income attributable to equity holders of SSR Mining	$(6,276)	$10,631	$17,700	$17,095
Basic attributable (loss) income per share	$(0.05)	$0.09	$0.14	$0.14
Adjusted attributable (loss) income before tax (1) (4)	$(2,966)	$18,426	$40,687	$38,988
Adjusted attributable net (loss) income (1) (4)	$(2,104)	$17,788	$35,286	$34,004
Adjusted basic attributable (loss) income per share (1) (4)	$(0.02)	$0.15	$0.29	$0.28
Cash generated by operating activities	$21,768	$33,367	$81,345	$33,064
Cash generated by (used in) investing activities	$39,144	$(44,955)	$(10,217)	$(78,717)
Cash generated by (used in) generated by financing activities	$582	$791	$(113,401)	$78,232

Financial Position	June 30, 2020		December 31, 2019
Cash and cash equivalents	$461,716		$503,647
Marketable securities	9,411		66,453
Current assets	746,128		899,662
Current liabilities	83,264		234,171
Working capital (3)	662,864		665,491
Total assets	1,634,694		1,750,107

(1)We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. See "Cautionary Note Regarding Non-GAAP Measures."
(2)Gross margin is defined as income from mine operations divided by revenue.
(3)Working capital is defined as current assets less current liabilities.
(4)We have not included care and maintenance expenses of $19.7 million and $21.1 million, respectively, as an adjusting item in our determination of adjusted attributable income before tax, adjusted attributable net income and adjusted basic attributable income per share. See "Cautionary Note Regarding Non-GAAP Measures."

Quarterly financial summary

Realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Revenue in the second quarter of 2020 decreased by 40% compared to the second quarter of 2019, mainly due to nil gold sales volume at our Seabee Gold Operation and limited silver sales volume at Puna Operations as a result of the temporary suspension of their respective operations in response to the COVID-19 pandemic.

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Income from mine operations of $34.2 million in the second quarter of 2020 generated a gross margin of 37% compared to income from mine operations of $29.8 million and a gross margin of 19% in the second quarter of 2019. Relative to the comparative quarter of 2019, income from mine operations was higher at the Marigold mine mainly due to a 32% increase in realized gold price. In the second quarter of 2020, we generated a net loss of $6.3 million, a decrease of $18.7 million compared to net income of $12.4 million in the second quarter of 2019, as operating income was negatively impacted by the costs associated with temporary suspension of operations at the Seabee Gold Operation and Puna Operations.

Cash generated by operating activities in the second quarter of 2020 was $21.8 million compared to cash generated by operating activities of $33.4 million in the second quarter of 2019. The decrease in cash generated by operating activities compared to the comparative period of 2019 is due to lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations. This decrease was partially offset by an increase in cash generated by our Marigold mine, which generated higher income from mine operations mainly due to a higher realized gold price, offset partially by lower gold sales volume. The decrease in income from mine operations was partially offset by the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations.

Cash generated by investing activities in the second quarter of 2020 was $39.1 million compared to cash used in investing activities of $45.0 million in the second quarter of 2019. In the second quarter of 2020, we sold marketable securities for net proceeds of $83.8 million, offset partially by $19.4 million in purchases of marketable securities. Additionally, we invested $16.3 million in plant and equipment, $8.7 million in capitalized stripping and $0.6 million in capitalized exploration costs.

Cash generated by financing activities of $0.6 million in the second quarter of 2020 was consistent with cash generated by financing activities of $0.8 million in the second quarter of 2019.

Year-to-date financial summary

Revenue for the six months ended June 30, 2020 decreased by 9% compared to the six months ended June 30 2019, mainly due to 9% and 47% lower gold sale volumes at our Marigold mine and Seabee Gold Operation, respectively, and 32% lower silver sale volumes at Puna Operations. The lower sales volumes at the Seabee Gold Operation and Puna Operations are due to the temporary suspension of operations related to COVID-19. These decreases were offset partially by an increase in realized gold prices of approximately 25%.

Income from mine operations of $79.0 million for the six months ended June 30, 2020 generated a gross margin of 31% compared to income from mine operations of $60.1 million and a gross margin of 21% for the six months ended June 30, 2019. For the six months ended June 30, 2020, we generated net income of $17.7 million, a decrease of $0.4 million compared to net income of $18.1 million for the six months ended June 30, 2019.

Cash generated by operating activities for the six months ended June 30, 2020 increased to $81.3 million compared to cash generated by operating activities of $33.1 million for the six months ended June 30, 2019. The increase in cash generated by operating activities compared

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to the comparative period of 2019 is mainly due to the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations. The increase due to the impact of changes in working capital was partially offset by lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations.

Cash used in investing activities for the six months ended June 30, 2020 decreased to $10.2 million compared to cash used in investing activities of $78.7 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we sold marketable securities for net proceeds of $95.9 million, offset partially by $29.6 million in purchases of marketable securities. Additionally, we invested $53.5 million in plant and equipment, $21.8 million in capitalized stripping, $1.2 million in capitalized exploration costs and $4.6 million in underground development costs.

Cash used in financing activities was $113.4 million for the six months ended June 30, 2020, compared to cash generated by financing activities of $78.2 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million. We also received proceeds from stock option exercises of $2.2 million. For the six months ended June 30, 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued our 2.50% convertible senior notes due in 2039 (the "2019 Notes") for net proceeds of $222.9 million.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $461.7 million in cash and cash equivalents as at June 30, 2020. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On May 11, 2020, we announced that we entered into a definitive arrangement agreement with Alacer (the “Agreement”) pursuant to which we agreed to acquire all of the outstanding common shares of Alacer in a zero premium share-for-share transaction (the "Transaction"). Completion of the Transaction would create a combined company with a market capitalization of approximately $5.3 billion, based on closing prices for the common shares of both companies on the Toronto Stock Exchange as of August 5, 2020. Under the terms of the Agreement, we will acquire each Alacer share for 0.3246 of an SSR Mining share. At closing of the Transaction, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

The combined entity will continue as SSR Mining Inc. with two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. The combined entity will be led by Rod Antal as President & CEO and Michael Anglin as Chairman. Following the completion of the Transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of ten directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer is expected to create a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the

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combined business is expected to allow us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The complementary nature of the assets and the cultural alignment of the organizations are expected to facilitate an effective integration and allow us to continue to deliver value to our shareholders.

On July 10, 2020, each of SSR Mining and Alacer received the required shareholder approvals for the Transaction and on July 17, 2020, Alacer obtained a final order from the Supreme Court of Yukon approving the Transaction. Completion of the Transaction, expected to occur in the third quarter of 2020, is subject to the receipt of certain regulatory approvals and satisfaction of other customary closing conditions.

On March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. During the first six months of 2020, the COVID-19 pandemic has impacted major economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it. The pandemic has also significantly impacted the prices of the primary metals we produce and caused significant price volatility. Overall, the impact resulted in higher prices of gold and silver at the end of the second quarter of 2020, with further increases subsequent to quarter-end.

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the temporary suspensions at Puna Operations and the Seabee Gold Operation, we continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of (loss) income.

During the second quarter of 2020, at both Puna Operations and Seabee Gold Operation, we commenced a phased restart of production, starting with the re-activation of the transport of ore at Puna Operations in May 2020, followed by processing of stockpiled ore and ramp up of mining activities at the Chinchillas mine in June 2020. During June, underground development commenced at the Seabee Gold Operation and ore mining operations during the last week of the month. Ore extraction ramped up during July and this continued into August. Milling operations at the Seabee Gold Operation are scheduled to commence in early August. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment, as we have at the Seabee Gold Operation and Puna Operations.

On May 14, 2020, we completed a transaction to divest all of our equity position in SilverCrest Metals Inc. (“SilverCrest”). We divested an aggregate 9,000,645 common shares of SilverCrest at a price of C$10.06 per share for gross proceeds of $64.3 million (C$90.5 million). Upon divestment, a pre-tax gain of $37.8 million (C$55.3 million) was recognized on our investment within other comprehensive income.

During the first quarter of 2020, holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes any time

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before January 31, 2020. As of the expiration of the Put Option on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.

The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash of $115,487,000 and equity of $2,000.

Qualified Persons

The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is our Director, Mine Planning, and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪Conference call and webcast: Friday, August 7, 2020, at 11:00 am ET.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 4952
All other callers:	+1 (412) 317-0088, replay code 4952

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and

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Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
Michael McDonald
Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: forecasts; outlook; the expected timing for re-issuing our operating and capital guidance future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves, including establishing a new Mineral Reserves estimate at Gap HW at our Seabee Gold Operation by year-end 2020, and to define additional Mineral Resources, including the discovery of additional Mineral Resources at Trenton Canyon, Valmy, East Basalt, and Crossfire; the continued construction of our new leach pad at the Marigold mine, including the expected completion and timing thereof; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels and our expected drill programs at each of the Marigold mine, the Seabee Gold Operation and Puna Operations; the impact of the COVID-19 outbreak on our business and financial condition, including the ability to continue operations at the Seabee Gold Operation and Puna Operations based on the implementation of our phased restart plans; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives at the Marigold mine and Seabee Gold Operation and to safely resume our underground exploration drilling at the Seabee Gold Operation in the third quarter; the Marigold mine continuing to operate with limited impact from COVID-19, including exploration activities at the Marigold mine continuing as planned; the anticipated completion of the Transaction with Alacer and the timing and benefits thereof; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

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These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development and exploration plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects, including as a result of the COVID-19 pandemic; the continued development and resumption of operations at Seabee Gold Operation and Puna Operations; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; failure to obtain any remaining required regulatory and other approvals (or to do so in a timely manner) in connection with the Transaction with Alacer; the anticipated timeline for completion of the Transaction with Alacer may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction; our ability to replace Mineral Reserves; commodity price and exchange rate fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors' and/or officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months, our ability to continue operating the Marigold

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mine, our ability to resume operations at the Seabee Gold Operation and Puna Operations, there being no cases of COVID-19 in our workforce or any requirement for employees to self-isolate to the extent that such cases of COVID-19 impact our operations, the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak, long-term effects of the COVID-19 outbreak not having a material adverse impact on our operations or liquidity position, the receipt, in a timely manner, of remaining required approvals in respect of the Transaction with Alacer, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets other than as set out herein (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.

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